Samuel H. Pilch
Group Vice President and Controller
Allstate Life Insurance Company

January 23, 2009

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Mail Stop 6010

Re:                               Allstate Life Insurance Company

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Period Ended June 30, 2008

File Number: 000-31248

Dear Mr. Rosenberg:

This letter is being submitted in response to the verbal follow up comments received on January 16, 2009 that relate to our response dated November 24, 2008 to the comments set forth in your letter dated November 7, 2008, to Mr. John C. Pintozzi, Vice President and Chief Financial Officer of Allstate Life Insurance Company, with respect to the above-referenced filing.

For your convenience, we have set forth the original comment number 4 from your letter in bold typeface followed by your follow up comments. Appearing below these is the disclosure information requested. The disclosure information presented is marked to show our proposed revisions in response to the follow up comment.   As with our previous response, the Company plans to include the expanded disclosure information in its 2008 Form 10-K.  In addition, we plan to provide the disclosures in other Allstate affiliates’ 2008 Form 10-K’s to the extent they are relevant and material.

Form 10-K for the Fiscal Year ended December 31, 2007

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

4.              Please disclose the credit rating with and without the guarantee for all applicable fixed income securities regarding your bond insurer disclosure for your fixed income securities on page 33.

Verbal Follow up Comment Received January 16, 2009:

Please refer to your response to question 4.  Please clarify for us and in your disclosure why the credit rating is not available for ABS RMBS and other asset backed securities.

Credit ratings of municipal bonds are generally provided both with and without the related guarantee and are shown as such in the table. However, such information is not always available for our other types of securities including certain of our ABS RMBS and other asset-backed securities. Credit ratings for ABS RMBS and other asset-backed securities without the insurance guarantee are not available in certain cases where the issuer does not solicit the rating agency to provide the rating without the insurance guarantee and, as a result, the rating agency does not disclose it.

The following table shows our insured investments by credit rating with and without the impact to the rating from the insurance guarantee, where it is available, as of September 30, 2008.

($ in millions)
Rating with Insurance Guarantee			Rating without Insurance Guarantee
Rating	Fair value	Percent to total	Rating	Fair value	Percent to total
Municipal bonds
AAA	$516	26.0%	AAA	$220	11.1%
AA	406	20.4	AA	334	16.8
A	576	29.0	A	1,009	50.7
BBB	490	24.6	BBB	425	21.4
Total municipal bonds	$1,988	100.0%		$1,988	100.0%

ABS RMBS
AAA	$46	15.5%	AAA	$10	3.4%
AA	80	26.9	AA	21	7.1
A	82	27.6	A	35	11.8
BBB	50	16.9	BBB	24	8.1
BB	20	6.7	BB	22	7.4
B	19	6.4	B	16	5.4
CCC or lower	—	—	CCC or lower	12	4.0
Rating without Insurance Guarantee not provided (NA)	—	—	NA	157	52.8
Total ABS RMBS	$297	100.0%		$297	100.0%

Other asset-backed securities
AAA	$41	20.1%	AAA	$—	—%
AA	96	47.0	AA	—	—
A	55	27.0	A	8	3.9
BBB	3	1.5	BBB	84	41.2
BB	9	4.4	BB	—	—
Rating without Insurance Guarantee not provided(NA)	—	—	NA	112	54.9
Total other asset-backed securities	$204	100.0%		$204	100.0%

If you have any questions regarding this response letter, please contact Kathleen Enright, Assistant Vice President Financial Reporting at (847) 402-8110 or me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch
Samuel H. Pilch
Group Vice President and Controller
Allstate Life Insurance Company